September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (212) 793-5300

Charles Prince
Chief Executive Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

       Re: **Citigroup Inc.**
               Definitive 14A
               Filed March 13, 2007
               File No. 01-9924

Dear Mr. Prince:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Transactions and Relationships, page 10

1. Please indicate that loans that Officers and Directors have with Citigroup's

banking subsidiaries were on the same terms, including interest rates and collateral as those prevailing for other persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K.

Committees of the Board of Directors; Personnel and Compensation Committee, page 27

2. Please discuss the Compensation Committee's engagement of outside advisors. In particular, please discuss the material elements of the instructions given to the consultants and the nature and scope of the advisor's assignments. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 36

3. You discuss the measures of corporate performance which the Compensation Committee considers in making grants of equity and non-equity compensation to the Named Executive officers. It appears that Citigroup met most if not all of the performance targets that the Committee considered in making grants under the incentive plan and yet the awards paid for that performance were less than the maximum award available. Please disclose the relevant factors that the Committee considered, including any discretion that the committee exercised in determining the size of the awards made to the named executives, and how those factors affected the awards made under the program. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v, vi and vii).

4. There appear to be material differences in the compensation packages for Mr. Price, Mr. Rubin and Mr. Druskin, which are significantly higher than the amounts paid to the other named executive officers. Please discuss any material differences in the compensation programs for the different named executives and discuss the reasons for material differences in the pay amounts of the various named executive officers. Please refer to Section II(b)(1) of Commission Release 33-8732A and also refer to Item 402(b)(2)(viii) of Regulation S-K.

Benchmarking, page 38

5. You discuss the peer companies' whose compensation programs the Committee considers in evaluating compensation and corporate performance of the named executive officers. Please discuss, in greater detail, how the Committee uses the information from the benchmarked companies, including any instance the information regarding the performance or pay practices of the peer group directly affected the Committee's compensation award determination for the named executive officers.

Awards Made By Committee, page 40

6. Please clarify how the Committee valued the stock awards that are discussed in your alternative presentation. For example, do these values represent the grant date fair value of the awards?

7. You disclose that the Compensation Committee did not consider the value of the reload stock options as compensation for 2006. Please explain why the Committee does not view reload options as compensation.

Potential Payments Upon Termination or Change in Control, page 57

8. On page 60, you discuss the effect of a change in control on the named executives' equity compensation, through the provisions of Citigroup's equity compensation plans. Please revise this section to describe the events which would give rise to the change in control provisions of these plans. Also, since one of the possible actions which the Committee could choose in the event of a change in control would be acceleration of vesting, please quantitatively value the effect of an acceleration of vesting upon the equity payments available to the named executives. Please refer to Item 402(j) of Regulation S-K and to Section II(C)(1)(c) of Release 33-8732.

9. You refer the reader back to the Outstanding Equity Awards at Year End table to determine the amount of options which will vest on schedule for named executives who meet the Rule of 75 and the Rule of 60.   While Item 402(j) of Regulation S-K permits companies to refer to the Pension and Deferred Compensation tables, it is silent as to references to the Outstanding Equity Awards table. Provide a quantitative valuation of the restricted shares which will vest upon the termination of the named executives.

10. Please discuss and explain how the company arrived at the structure of the change in control and any other agreements or policies which govern post-termination payments. In particular, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Charles Prince, Chief Executive Officer
Citigroup Inc.
September 26, 2007
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Michael Helfer
       Corporate Secretary